                                                                      Exhibit 12


RATIO OF EARNINGS TO FIXED CHARGES We have calculated PBG's ratio of earnings to fixed charges in the following table by dividing earnings by fixed charges. For this purpose, earnings include pre-tax income plus fixed charges and losses recognized from equity investments reduced by undistributed income from equity investments. Fixed charges include interest expense, capitalized interest and one-third of net rent expense, which is the portion of rent deemed representative of the interest factor.


                                                                      FISCAL YEAR

                                                     2001     2000     1999 (B)     1998 (B)     1997     1996     1995    1994
                                                   -------   ------   ----------   ----------   ------   ------   ------   ------
Net income (loss) before taxes and minority
       interest                                      $ 482    $ 397        $ 209       $(192)    $ 115    $ 138    $ 110    $  63

Undistributed (income) loss from equity
       investments                                     -        -            -             5        12        1       (3)      (1)
Fixed charges excluding capitalize  interest           217      222          227         245       238      238      256      247
                                                   -------  -------       -------     -------   -------   -------  -------  -------
Earnings as adjusted                                 $ 699    $ 619        $ 436       $  58     $ 365    $ 377    $ 363    $ 309
                                                   =======  =======       =======     =======   =======   =======  =======  =======
Fixed charges:
       Interest expense                              $ 204    $ 208        $ 209       $ 230     $ 226    $ 224    $ 243    $ 234
       Capital interest                                  1        1            1           1         1        1        1        1

      Interest portion of rental expense                13       14           18          15        12       14       13       13
                                                   -------  -------       -------      ------   -------   -------  ------   -------
Total fixed charges                                  $ 218    $ 223        $ 228       $ 246     $ 239    $ 239    $ 257    $ 248
                                                   =======  =======       =======      ======   =======   =======  ======   =======
Ratio of earnings to fixed charges                    3.20     2.78         1.91         (A)      1.53     1.58     1.41     1.25


(A)     As a result of the losses incurred in the fiscal year ended
        December 26, 1998 PBG was unable to fully cover the indicated fixed charges. Earnings did not cover fixed charges by $188 million in 1998.

(B) Excluding the impact of unusual impairment and other charges and credits of $16 million of income in 1999 and $222 million of expense in 1998, the ratio of earnings of fixed charges would have been 1.85 and 1.14 in 1999 and 1998, respectively.